Exhibit 99.1

OKYO Pharma Announces Upcoming Presentation of OK-101 Phase 2 Data for Dry Eye Disease at the Dry Horizons Symposium, a Partner Meeting of the Association for Research in Vision and Ophthalmology (ARVO)

London and New York, NY, April 30, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and anterior ocular segment diseases including neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, today announced an upcoming presentation of the OK-101 Phase 2 data for dry eye disease at the Dry Horizons Symposium, a partner meeting of the Association for Research in Vision and Ophthalmology (ARVO), being held May 3, 2024 in Seattle, WA.

Date: Friday May 3, 2024, 2:50-3:45 PM PST

Venue: Four Seasons Seattle, WA

Presenter: Gary Jacob, PhD, Chief Executive Officer

About Dry Horizons Symposium

Uniting clinical leaders and industry innovators to tackle significant challenges in the dry eye market. With the rising prevalence of dry eye disease, the shortcomings of existing treatments, as well as new opportunities for advancing clinical pathways based on recent successful therapies, this symposium will provide in-depth coverage of the global landscape of Dry Eye and the opportunity for further innovation. From the impact of technology use on eye health, to unexplored therapeutics, to accelerating research and development, this new event will showcase the urgent need for innovative clinical solutions to benefit current and future patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379